# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ArcelorMittal, CIK 0001243429
CUSIP: 03938L104
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 24-26, Boulevard d'Avranches, L-1160 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG, Luxembourg (N4), 00000
Date of event which requires filing of this statement: 03/05/2026
Amends the filing with accession number 0001387131-22-002865
Filed by CIK 0001566817
Persons authorized to receive notices and communications: Mohamed Taha, Cleary Gottlieb Steen & Hamilton LLP, Abu Dhabi, United Arab Emirates (C0), POB 29920, 971-2-412-1741

## Reporting persons
- LUMEN INVESTMENTS S.A R.L. (CIK 0001566817): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 275,840,595; sole dispositive power 0; shared dispositive power 275,840,595; aggregate amount beneficially owned 275,840,595 (36.2% of the class)
  Comment: The percent of class figures set forth in this Nineteenth Amendment (as defined below) are calculated based on 761,252,362 issued and outstanding ArcelorMittal Shares (as defined below) as of February 28, 2026 as published on the website of ArcelorMittal.
- Lakshmi N. Mittal: type of reporting person: individual (IN); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 653,620; shared voting power 339,498,943; sole dispositive power 653,620; shared dispositive power 339,498,943; aggregate amount beneficially owned 340,152,563 (44.7% of the class); the aggregate amount excludes certain shares
  Comment: The percent of class figures set forth in this Nineteenth Amendment (as defined below) are calculated based on 761,252,362 issued and outstanding ArcelorMittal Shares (as defined below) as of February 28, 2026 as published on the website of ArcelorMittal.
- Usha Mittal: type of reporting person: individual (IN); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 25,500; shared voting power 339,498,943; sole dispositive power 25,500; shared dispositive power 339,498,943; aggregate amount beneficially owned 339,524,443 (44.6% of the class)
  Comment: The percent of class figures set forth in this Nineteenth Amendment (as defined below) are calculated based on 761,252,362 issued and outstanding ArcelorMittal Shares (as defined below) as of February 28, 2026 as published on the website of ArcelorMittal.
- Grandel Pte. Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 339,498,943; sole dispositive power 0; shared dispositive power 339,498,943; aggregate amount beneficially owned 339,498,943 (44.6% of the class)
  Comment: The percent of class figures set forth in this Nineteenth Amendment (as defined below) are calculated based on 761,252,362 issued and outstanding ArcelorMittal Shares (as defined below) as of February 28, 2026 as published on the website of ArcelorMittal.
- Nuavam Investments S.a r.l.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 63,658,348; sole dispositive power 0; shared dispositive power 63,658,348; aggregate amount beneficially owned 63,658,348 (8.4% of the class)
  Comment: The percent of class figures set forth in this Nineteenth Amendment (as defined below) are calculated based on 761,252,362 issued and outstanding ArcelorMittal Shares (as defined below) as of February 28, 2026 as published on the website of ArcelorMittal.
- HSBC Trustee (C.I.) Limited, as trustee of the Platinum Trust: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 339,498,943; sole dispositive power 0; shared dispositive power 339,498,943; aggregate amount beneficially owned 339,498,943 (44.6% of the class)
  Comment: The percent of class figures set forth in this Nineteenth Amendment (as defined below) are calculated based on 761,252,362 issued and outstanding ArcelorMittal Shares (as defined below) as of February 28, 2026 as published on the website of ArcelorMittal.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: ArcelorMittal
Address of issuer's principal executive offices: 24-26, Boulevard d'Avranches, L-1160 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG, Luxembourg (N4), 00000
Comment: This Amendment No. 19 (this "Nineteenth Amendment") to Schedule 13D amends and supplements Amendment No. 18 to Schedule 13D, filed March 3, 2022 (the "Eighteenth Amendment"), Amendment No. 17 to Schedule 13D, filed February 23, 2022, Amendment No.16 to Schedule 13D, filed November 19, 2021, Amendment No. 15 to Schedule 13D, filed August 2, 2021, Amendment No.14 to Schedule 13D, filed June 22, 2021, Amendment No.13 to Schedule 13D, filed February 16, 2021, Amendment No. 12 to Schedule 13D, filed May 29, 2020, Amendment No. 11 to Schedule 13D, filed May 13, 2020, Amendment No. 10 to Schedule 13D, filed April 12, 2016, Amendment No. 9 to Schedule 13D, filed March 15, 2016, Amendment No. 8 to Schedule 13D, filed February 5, 2016, Amendment No. 7 to Schedule 13D, filed January 11, 2013, Amendment No. 6 to Schedule 13D, filed June 23, 2010, Amendment No. 5 to Schedule 13D, filed April 12, 2010, Amendment No. 4 to Schedule 13D, filed May 8, 2009, Amendment No. 3 to Schedule 13D, filed April 3, 2009, Amendment No. 2 to Schedule 13D, filed November 20, 2007, Amendment No. 1 to Schedule 13D, filed August 30, 2006, as well as the statement on Schedule 13D originally filed on December 27, 2004 (as amended, the "Statement") with the Securities and Exchange Commission (the "Commission") relating to the Ordinary Shares, without nominal value, of ArcelorMittal ("ArcelorMittal Shares"), a company organized under the laws of The Grand Duchy of Luxembourg ("ArcelorMittal" or the "Company") and the successor entity by merger to Mittal Steel Company N.V., a company organized under the laws of the Netherlands ("Mittal Steel"). Unless otherwise indicated, capitalized terms used but not defined in this Nineteenth Amendment have the meanings ascribed to such terms in the Statement.

## Item 2. Identity and Background
Name of person filing:
Schedule A of the Statement is hereby amended and restated by Exhibit 8 to this Nineteenth Amendment which is incorporated herein by reference.

Schedule B of the Statement is hereby amended and restated by Exhibit 9 to this Nineteenth Amendment which is incorporated herein by reference.

Schedule C of the Statement is hereby amended and restated by Exhibit 10 to this Nineteenth Amendment which is incorporated herein by reference.

Schedule D of the Statement is hereby amended and restated by Exhibit 11 to this Nineteenth Amendment which is incorporated herein by reference.

The response set forth in Item 2 of the Statement is hereby amended by deleting the first paragraph of the previous disclosure set forth under the heading "Lumen" in its entirety and replacing it with the following:

Lumen is a limited liability company (societe a responsabilite limitee) organized under the laws of Luxembourg. Lumen is an indirect wholly owned subsidiary of Grandel Singapore. The address of the principal office of Lumen is 28, Boulevard F.W. Raiffeisen, L-2411 Luxembourg. Lumen is a holding company whose primary business is holding shares of ArcelorMittal.

The response set forth in Item 2 of the Statement is hereby amended by deleting the first paragraph of the previous disclosure set forth under the heading 'Nuavam' in its entirety and replacing it with the following:

Nuavam is a limited liability company (societe a responsabilite limitee) organized under the laws of Luxembourg. Nuavam is an indirect wholly owned subsidiary of Grandel Singapore. The address of the principal office of Nuavam is 28, Boulevard F.W. Raiffeisen, L-2411 Luxembourg. Nuavam is a holding company whose primary business is holding shares of ArcelorMittal.
Residence or business address: The information set forth under Item 2(a) above is incorporated herein by reference.
Present principal occupation or employment: The information set forth under Item 2(a) above is incorporated herein by reference.
Citizenship: The information set forth under Item 2(a) above is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As disclosed in the Eighteenth Amendment, Lumen acquired on May 18, 2020 $100,000,000 in principal amount of 5.50% Mandatorily Convertible Subordinated Notes due 2023 ("Convertible Notes") of ArcelorMittal. Such Convertible Notes were convertible into ArcelorMittal Shares in accordance with the conversion ratios described therein. On May 18, 2023, Lumen received 9,396,120 ArcelorMittal Shares upon the conversion of the Convertible Notes. Since the filing of the Eighteenth Amendment, Mr. Mittal acquired beneficial ownership of 366,878 ArcelorMittal Shares as a result of the vesting of previously granted performance share units. Otherwise, no acquisition of beneficial ownership of ArcelorMittal Shares has been made by any of the persons named in Item 2 of the Statement since the filing of the Eighteenth Amendment by the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
The first two disclosure paragraphs of the response set forth in Item 4 of the Statement are hereby amended by deleting the paragraphs in their entirety and replacing them with the following:

On April 7, 2025, ArcelorMittal announced a new share buy-back program with share repurchases to be conducted in tranches that may be announced through May 2030 (the "Buy-Back Program"). On such date, ArcelorMittal also announced its intention to repurchase up to 10,000,000 shares under the first tranche of the program. The actual amount of the ArcelorMittal Shares to be repurchased in the various tranches pursuant to the Buy-Back Program will depend on the level of post-dividend free cash flow generated over the period. To date, none of the Reporting Persons have sold any ArcelorMittal Shares in the Buy-Back Program.

On March 5, 2026, ArcelorMittal and Lumen entered into a Share Repurchase Agreement (as defined below) in connection with the Buy-Back Program. On each trading day during which ArcelorMittal conducts purchases under the Buy-Back Program, ArcelorMittal and Lumen have agreed to purchase and sell, respectively, a number of ArcelorMittal Shares, such that the number of ArcelorMittal Shares so purchased and sold represents 44.6% of the sum of: (i) the total number of shares purchased by ArcelorMittal under the Buy-Back Program (other than from Lumen) and (ii) the number of ArcelorMittal Shares purchased by ArcelorMittal from Lumen pursuant to the Share Repurchase Agreement, in each case on that trading day.

The foregoing summary of Lumen's undertaking to participate in the Buy-Back Program should be read in conjunction with the full text of the Share Repurchase Agreement (as defined below), a copy of which is included as Exhibit 7 to this Nineteenth Amendment and which is incorporated herein by reference. The description of the Share Repurchase Agreement as set forth in Item 6 of this Nineteenth Amendment is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The response set forth in Item 5(a) of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following.

Lumen is the direct owner of 275,840,595 ArcelorMittal Shares, representing 36.2% of the ArcelorMittal Shares outstanding.

Nuavam is the direct owner of 63,658,348 ArcelorMittal Shares, representing 8.4% of the ArcelorMittal Shares outstanding.

Grandel Singapore is the indirect owner of 339,498,943 ArcelorMittal Shares, representing 44.6% of the ArcelorMittal Shares, by virtue of its 100% indirect ownership of Lumen and Nuavam.

The Trustee is the indirect beneficial owner of 339,498,943 ArcelorMittal Shares, representing 44.6% of the ArcelorMittal Shares, by virtue of its beneficial ownership of 70% of the Class A voting shares of Grandel Singapore, as discussed in greater detail in Item 2 of the Statement.

Mr. Mittal is the direct owner of 653,620 ArcelorMittal Shares representing less than 0.1% of the ArcelorMittal Shares outstanding. Furthermore, as a result of the arrangements set out in the Platinum Trust Deed, Mr. Mittal shares with Mrs. Mittal and the Trustee beneficial ownership (as such term is defined under Rule 13d-3 under the Act) of 70% of the Class A voting shares of Grandel Singapore and accordingly Mr. Mittal is the beneficial owner of 340,152,563 ArcelorMittal Shares in total, representing 44.7% of the ArcelorMittal Shares outstanding. In addition, Mr. Mittal holds a total of 257,676 performance share units, granted by ArcelorMittal pursuant to its Group Management Board Performance Share Unit Plan ("PSU"), of which 67,857 may vest in January 2027, 112,635 may vest in January 2028 and 77,184 may vest in January 2029. As the vesting of PSUs is dependent on company performance criteria not fully within the control of the PSU holder, Mr. Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSUs.

Mrs. Mittal is the direct owner of 25,500 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding. Additionally, as a result of the arrangements set out in the Platinum Trust Deed, Mrs. Mittal shares with Mr. Mittal and the Trustee beneficial ownership (as such term is defined under Rule 13d-3 under the Act) of 70% of the Class A voting shares of Grandel Singapore and accordingly Mrs. Mittal is the beneficial owner of 339,524,443 ArcelorMittal Shares in total, representing 44.6% of the ArcelorMittal Shares outstanding.

Aditya Mittal is the direct owner of 467,646 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding. Aditya Mittal holds a total of 286,080 PSUs of which 74,116 may vest in January 2027, 129,221 may vest in January 2028 and 82,743 may vest in January 2029. As the vesting of PSUs is dependent on company performance criteria not fully within the control of the PSU holder, Aditya Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSUs. Aditya Mittal is the son of Mr. Mittal and Mrs. Mittal.

Vanisha Mittal Bhatia is the direct owner of 8,500 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding. Vanisha Mittal Bhatia is the daughter of Mr. Mittal and Mrs. Mittal.

The calculation of the beneficial ownership percentages set forth in Item 5(a) and 5(b) is based on 775,000,000 ArcelorMittal Shares issued as of February 28, 2026 as published on the website of ArcelorMittal, of which 13,747,638 were held by ArcelorMittal as treasury stock, resulting in a balance of 761,252,362 ArcelorMittal Shares outstanding as of February 28, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The response set forth in Item 5(b) of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following.

Lumen has the power to vote or to direct the vote or dispose or direct the disposition of 275,840,595 ArcelorMittal Shares. Lumen shares such powers with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel Singapore, by virtue of their indirect beneficial ownership (as such term is defined under Rule 13d-3 under the Act) of Lumen. Accordingly, Lumen shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 275,840,595 ArcelorMittal Shares, representing 36.2% of the ArcelorMittal Shares outstanding.

Nuavam has the power to vote or to direct the vote or dispose or direct the disposition of 63,658,348 ArcelorMittal Shares. Nuavam shares such powers with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel Singapore, by virtue of their indirect beneficial ownership (as such term is defined under Rule 13d-3 under the Act) of Nuavam. Accordingly, Nuavam shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 63,658,348 ArcelorMittal Shares, representing 8.4% of the ArcelorMittal Shares outstanding.

Grandel Singapore has the power to vote or to direct the vote or dispose or direct the disposition of 339,498,943 ArcelorMittal Shares, which it shares with Mr. Mittal, Mrs. Mittal and the Trustee, by virtue of the Trustee's beneficial ownership (as such term is defined under Rule 13d-3 under the Act) of 70% of the Grandel Singapore voting shares and the terms of the Platinum Trust Deed, as well as with Lumen and Nuavam as described in the preceding two paragraphs. Accordingly, Grandel Singapore shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 339,498,943 ArcelorMittal Shares, representing 44.6% of the ArcelorMittal Shares outstanding.

The Trustee (subject to its obligations under the Platinum Trust Deed, articles of association of Grandel Singapore and its obligations as a fiduciary under applicable law) has the power to vote or to direct the vote or dispose or direct the disposition of 339,498,943 ArcelorMittal Shares, which it shares with Mr. Mittal and Mrs. Mittal by virtue of their shared beneficial ownership (as such term is defined under Rule 13d-3 under the Act) of 70% of the Class A voting shares in Grandel Singapore, as well as with Lumen, Nuavam and Grandel Singapore as described in the preceding three paragraphs. Accordingly, the Trustee shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 339,498,943 ArcelorMittal Shares, representing 44.6% of the ArcelorMittal Shares outstanding.

Mr. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 653,620 ArcelorMittal Shares that he owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding. Mr. Mittal, Mrs. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel Singapore, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mr. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 340,152,563 ArcelorMittal Shares beneficially owned by him, representing 44.7% of the ArcelorMittal Shares outstanding. See Item 6 below regarding Mr. Mittal's and Mrs. Mittal's shared beneficial ownership of 70% of the Class A voting shares of Grandel Singapore with the Trustee.

Mrs. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 25,500 ArcelorMittal Shares that she owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding. Mrs. Mittal, Mr. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel Singapore, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mrs. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 339,524,443 ArcelorMittal Shares beneficially owned by her, representing 44.6% of the ArcelorMittal Shares outstanding.

Aditya Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 467,646 ArcelorMittal Shares that he owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding.

Vanisha Mittal Bhatia has the sole power to vote or to direct the vote or dispose or direct the disposition of the 8,500 ArcelorMittal Shares that she owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding.
Transactions in the class effected during the past sixty days:
The response set forth in Item 5(c) of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following.

To the knowledge of the Reporting Persons, none of the persons named in Item 2 has effected any transaction in the ArcelorMittal Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The response set forth in Item 6 of the Statement is hereby amended by deleting the previous disclosure set forth under the heading "Share Repurchase Agreement and Amendments Thereto" in the entirety and replacing it with the following:

Share Repurchase Agreement

On March 5, 2026, ArcelorMittal and Lumen entered into a share repurchase agreement (the "Share Repurchase Agreement") in connection with the Buy-Back Program. On each trading day during which ArcelorMittal conducts purchases under the Buy-Back Program, ArcelorMittal and Lumen have agreed to buy and sell, respectively, a number of ArcelorMittal Shares, such that the number of ArcelorMittal Shares so purchased and sold represents 44.6% of the sum of: (i) the total number of shares purchased by ArcelorMittal under the Buy-Back Program (other than from Lumen) and (ii) the number of ArcelorMittal Shares purchased by ArcelorMittal from Lumen pursuant to the Share Repurchase Agreement, in each case on that trading day. The Share Repurchase Agreement provides that the ArcelorMittal Shares to be repurchased from Lumen in connection with the Buy-Back Program during any trading day will be repurchased at the same weighted average price as the ArcelorMittal Shares purchased under the Buy-Back Program on the relevant trading day in the open market. Purchases and sales occurring during periods of five consecutive trading days will be settled together two trading days following the end of each such period. However, any settlement of ArcelorMittal Shares in connection with the Buy-Back Program will be postponed if such settlement would cause the Trustee to hold less than one-third of all the voting rights of ArcelorMittal (including those connected with the ArcelorMittal Shares held in treasury by or on behalf of ArcelorMittal or the subsidiaries of ArcelorMittal). Lumen may terminate the Share Repurchase Agreement at any time following completion of the first tranche of the Buy-Back Program upon at least five business days' prior written notice to ArcelorMittal, provided that such termination will not become effective on a trading day on which repurchases are being effected and will not affect settlement of repurchases initiated prior to such termination.

The foregoing summary of the Share Repurchase Agreement is qualified by reference to the full text of the Share Repurchase Agreement, a copy of which is included as Exhibit 7 to this Nineteenth Amendment and which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1* Shareholder's Agreement, dated as of August 13, 1997, among Ispat International N.V., LNM Holdings S.L. and Mr. Lakshmi N. Mittal.
2** Memorandum of Understanding, dated June 25, 2006, between Arcelor S.A., Mittal Steel Company N.V. and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal acting directly and through Mittal Investments S.a r.l. and ISPAT International Investments S.L.
3*** Form 6-K of ArcelorMittal, dated April 17, 2008, describing certain amendments to the Memorandum of Understanding entered into in the context of the offer of Mittal Steel for Arcelor.
4**** Platinum Settlement Trust Deed among Lakshmi N. Mittal and Usha Mittal as the settlors and HSBC Trustee (C.I.) Limited as trustee, dated June 18, 2010.
5***** Articles of Association of Grandel Pte. Ltd.
6****** Joint Filing Agreement, dated as of January 11, 2013, among Mr. Lakshmi N. Mittal, Mrs. Usha Mittal, Lumen Investments S.a r.l., Grandel Limited, Nuavam Investments S.a r.l. and HSBC Trustee (C.I.) Limited.
7 Share Repurchase Agreement, dated as of March 5, 2026, between ArcelorMittal and Lumen Investments S.a r.l. (filed herewith).
8 Additional information concerning HSBC Trustee (C.I.) Limited.
9 Additional information concerning Grandel Pte. Ltd.
10 Additional information concerning Lumen Investments S.a r.l.
11 Additional information concerning Nuavam Investments S.a r.l.

* Previously filed as an Exhibit to the Schedule 13D filed with the Commission on December 27, 2004.
** Incorporated by reference to Exhibit 99.1 of Mittal Steel Company N.V.'s Form 6-K furnished to the Commission on June 29, 2006.
*** Incorporated by reference to Form 6-K of ArcelorMittal furnished to the Commission on April 17, 2008.
**** Previously filed as an Exhibit to the Schedule 13D/A (Amendment No. 6) filed with the Commission on June 23, 2010.
***** Previously filed as an Exhibit to the Schedule 13D/A (Amendment No. 17) filed with the Commission on February 23, 2022.
****** Previously filed as an Exhibit to the Schedule 13D/A (Amendment No. 7) filed with the Commission on January 11, 2013.

## Signatures
- LUMEN INVESTMENTS S.A R.L.: /s/ Aurelie Fanny Rubler, Aurelie Fanny Rubler / Class A Manager (03/19/2026)
- LUMEN INVESTMENTS S.A R.L.: /s/ Maria Papastefanou, Maria Papastefanou / Class A Manager (03/19/2026)
- Lakshmi N. Mittal: /s/ Lakshmi N. Mittal, Lakshmi N. Mittal (03/19/2026)
- Usha Mittal: /s/ Usha Mittal, Usha Mittal (03/19/2026)
- Grandel Pte. Ltd.: /s/ Sanjay Shukla, Sanjay Shukla / Director (03/19/2026)
- Grandel Pte. Ltd.: /s/ Jaswinder Kaur, Jaswinder Kaur / Director (03/19/2026)
- Nuavam Investments S.a r.l.: /s/ Aurelie Fanny Rubler, Aurelie Fanny Rubler / Class A Manager (03/19/2026)
- Nuavam Investments S.a r.l.: /s/ Maria Papastefanou, Maria Papastefanou / Class A Manager (03/19/2026)
- HSBC Trustee (C.I.) Limited, as trustee of the Platinum Trust: /s/ Elaine Connor, Elaine Connor / Authorised Signatory (03/19/2026)
- HSBC Trustee (C.I.) Limited, as trustee of the Platinum Trust: /s/ Peter Stent, Peter Stent / Authorised Signatory (03/19/2026)